EXHIBIT 99.1

LIMITED REVIEW REPORT

To
The Board of Directors
Mahanagar Telephone Nigam Limited

1.
We have reviewed the accompanying statement of unaudited financial results of Mahanagar Telephone Nigam Limited for the quarter ended 31st December, 2010. This statement is the responsibility of the company's management and has been approved by the board of directors/ Committee of Board o f Directors. Our responsibility is to issue a report on these financial statements based on our review.

2.
We conducted our review in accordance with the Standard on Review Engagement (SRE) 2400. Engagements to Review Financial Statements issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provide less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

3.
We draw attention to the Para No. 2 of the Reviewed quarterly results pertaining to actuarial valuation for retirement benefits of the employees of the company, the issue being technical, we have relied on the estimation provided by the company and managements' perceptions in this regard.

In view of this we are unable to comment on the adequacy or otherwise of these provisions.

4.
Based o n our review conducted as above, nothing has come to our attention other than the observations/matters mentioned in Annexure-l to this report, that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with applicable accounting standards and other recognized accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

ANNEXURE I TO LIMITED REVIEW REPORT

ANNEXED TO AND FORMING PART OF THE LIMITED REVIEW REPORT (Referred to in Para 4 of our report dated

1.
The company in its unaudited results for the quarter under review, has neither disclosed how the qualification made by the auditors in respect of previous accounting years/periods have been addressed and if the qualifications have not been resolved, the reasons therefore and the steps the company intends to take in such matters, nor it has given the impact of these qualifications on the unaudited quarterly results for the quarter under review, as required under the provisions of clause 4l(iv)(c) of the Listing Agreement.

2.
Other Income for the quarter include Interest on Income Tax Refunds amounting to Rs. 1420.4 millions out of which appeal effect/rectification effect is yet to be received by the company for Rs. 24 millions. The cumulative balance of appeal effects outstanding up to the end of the quarter is Rs.3638.19 millions including Rs.2620.18 millions on account of interest on income tax refunds. The amount recoverable is subject to adjustment as per the final orders to be passed by the Income Tax Department. The balances appearing in Advance Tax, Provisions for Income Tax and Interest on income Tax Refund are subject to reconciliation with the figures of the Income Tax Department.

3.
The company has allocated the establishment overheads towards capital works on estimation basis. In view of the large amount getting allocated on capital projects vis a vis actual amount spent on these projects, the basis needs to be made more scientific.

4.
All the receivables and payables including amount receivable/payable to BSNL/DOT/ITI, Inter Unit Accounts and bank balances are subject to confirmation, reconciliation and consequent adjustments. In the case of BSNL, the bills raised for the use of infrastructure services are not accepted them, hence we cannot comment on the amount shown as recoverable and outstanding since long.

5.
The company is not making any provision for old outstanding balances from BSNL, DOT, Govt. agencies and other operators. The policy is against the generally accepted accounting principal of Conservatism and accounting standard  9 regarding Revenue Recognition.

6.	The break up of staff cost as made in reviewed financial results has been made by the management and relied upon by us.

7.	The loss on account of subscriber's instruments for WLL closed connections within last three years has not been ascertained and provided for.

8.	The life of subscriber's instruments needs to be reviewed considering the technical specifications and industry practice.

9.
Based on the expert opinions the company has not been deducting Tax at source on services received from BSNL and the expenditure on account of Pension liability on the basis of actuarial valuation is considered as an allowable expense.

10.
The provision for employee's benefits as per Accounting Standard 15 (Revised), Tax expense and depreciation has been made on estimated basis. Pending actual determination of the liability/asset in this regard. The impact of the same on the results of the quarter is not ascertainable.

11.	The issue of pension liability on account of DOT employees absorbed in MTNL is still pending with the DOT. The resultant impact of the decision would be accounted for in the year of such decision.

12.	The reconciliation of Subscribers' deposits, Sundry Debtors. Income from Recharge Coupons, ITC Cards, prepaid calling cards and stock of recharge coupons and leased circuits is under progress.

13.	The unutilised talk time for the prepaid cards with the franchisees or customers has not been ascertained and removed from the income in Mumbai unit.

14.	The Impact of AS 28 regarding impairment of assets, if any, has not been worked out by the company in the unaudited financial results under review.

15.	The Company has accounted for Rs. 840 millions as income towards wet lease for infrastructure and other services provided in respect of Commonwealth Games, which is subject to final settlement.

16.	The overall impact of matters referred to in above paras on the results of the company is not ascertainable.